FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Minutes of the 466th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, September 24, 2009

2.	Summary of Minutes of the 98th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., September 24, 2009

3.	Summary of Minutes of the 92nd Meeting of the Board of Directors, Cemig Distribuição S.A., September 24, 2009

4.

Market Announcement, Cemig’s Board of Directors approved the possibility of reduction of the final stockholding interest to be held by Cemig Geração e Transmissão S.A. in Terna Participações S.A., Companhia Energética de Minas Gerais – CEMIG, August 5, 2009

5.	Market Announcement, Aneel (Agência Nacional de Energia Elétrica) approves the transfer of control of Terna Participações S.A., Companhia Energética de Minas Gerais – CEMIG, September 25, 2009

6.

Market Announcement, Announcement of completion of public distribution of units in the first issue by Fundo de Investimento em Participações Coliseu, Companhia Energética de Minas Gerais – CEMIG, October 19, 2009

7.	Reply to CVM Inquiry SEP/GEA-1 # 402/2009, dated October 6, 2009, Companhia Energética de Minas Gerais – CEMIG, October 8, 2009

8.	Reply to CVM Inquiry SEP/GEA-1 # 416/2009, dated October 15, 2009, Companhia Energética de Minas Gerais – CEMIG, October 16, 2009

9.	Reply to BM&FBovespa Inquiry GAE 2234/09, dated October 7, 2009, Companhia Energética de Minas Gerais – CEMIG, October 8, 2009

10.	Republication of Announcement of Commencement of Public Distribution of Commercial Promissory Notes of the Third Issue, Cemig Geração e Transmissão S.A., September 29, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer

Date:  October 22, 2009

1.	Summary of Minutes of the 466th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, September 24, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company
CNPJ 17.155.730/0001-64
NIRE 31300040127

Board Meeting of September 24, 2009:

Summary of principal decisions

At its 466th meeting, held on September 24, 2009, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.	Signing of a partnership undertaking between Cemig, Cemig D, Cemig GT and Municipal Councils for the Rights of Children and Adolescents.

2.	Orientation of vote for the representative of Cemig in the Extraordinary General Meeting of Stockholders of Companhia de Gás de Minas Gerais – Gasmig.

3.	Election of Mr. Márcio Augusto Vasconcelos Nunes as Chief Officer, Gas Division.

4.	Appointment of the Chief Officer Márcio Augusto Vasconcelos Nunes as CEO of Gasmig

5.	Signing, as consenting party, of a counter-guarantee contract between an insurer and Usina Termelétrica Barreiro S.A.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.                             Summary of Minutes of the 98th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., September 24, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed Company
CNPJ 06.981.176/0001-58
NIRE 31300020550

Board meeting of September 24, 2009:

Summary of principal decisions

At its 98th meeting, held on September 24, 2009, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following:

1.               Signing of a partnership undertaking between Cemig, Cemig D, Cemig GT and Municipal Councils for the Rights of Children and Adolescents.

2.               Pipoca Small Hydro Plant: Re-ratification of CRCA.

3.               Review of Priority One (P1) investment projects — 2008-2012 and 2009-2013 / Re-ratification of CRCA.

4.               Operational structure and actions for the Public Offering to Acquire Shares in Terna Participações S.A.

5.               Disposal of real estate properties to the Minas Gerais Rural Foundation — Ruralminas.

6.               Election of Mr. Márcio Augusto Vasconcelos Nunes as Chief Officer, Gas Division.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.                                                                                       Summary of Minutes of the 92nd Meeting of the Board of Directors, Cemig Distribuição S.A., September 24, 2009

CEMIG DISTRIBUIÇÃO S.A.

Listed Company
CNPJ 06.981.180/0001-16

Board Meeting of September 24, 2009:

Summary of principal decisions

At its 92nd meeting, held on September 24, 2009, the Board of Directors of Cemig Distribuição S.A. decided the following:

1.               Signing of a partnership undertaking between Cemig, Cemig D, Cemig GT and Municipal Councils for the Rights of Children and Adolescents.

2.               Extension of periods of contracts for reading of consumption meters in kWh.

3.               Technical and financial cooperation working agreement with the Minas Gerais State Transport and Public Works Department and the Minas Gerais State Highways Department / Re-ratification of CRCA.

4.               Election of Mr. Márcio Augusto Vasconcelos Nunes as Chief Officer, Gas Division.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.                                                                                       Market Announcement, Cemig’s Board of Directors approved the possibility of reduction of the final stockholding interest to be held by Cemig Geração e Transmissão S.A. in Terna Participações S.A., Companhia Energética de Minas Gerais — CEMIG, August 5, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY
CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company with share securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with its commitment to implement best corporate governance practices, and CVM Instruction 358 of January 3, 2002, as amended, hereby informs the public, the CVM and the São Paulo Stock Exchange that:

•                  On August 5, 2009 Cemig’s Board of Directors approved, as an alternative to acquisition of all of the shares of Terna Participações S.A. (“Terna”) held by Terna Rete Elettrica Nazionale S.p.A (“Terna S.p.A”), announced in the Material Announcement of April 23, 2009, specified as optional under the Share Purchase Agreement signed on that date between Cemig GT and Terna S.p.A., the possibility of reduction of the final stockholding interest to be held by Cemig Geração e Transmissão S.A. (“Cemig GT”) in Terna, in that acquisition, up to the level of 50% less 1 (one) of the common shares in Terna, and a minimum level of none of the preferred shares in Terna, through a partnership to be constituted with Fundo de Investimentos em Participação (FIP) Coliseu, if it becomes possible for all the units of this FIP (Equity Investment Fund) necessary for the said acquisition, to be subscribed.

Implementation of this alternative is conditional upon its ratification by the General Meeting of Shareholders to be called for this purpose, and upon successful conclusion of negotiation of the partnership with FIP Coliseu.

Further details are given in the Summaries of Decisions of the Meetings of the Board of Directors of Cemig and Cemig GT held today, sent to the CVM on today’s date.

Belo Horizonte, August 5, 2009.

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

5.                                                                                       Market Announcement, Aneel (Agência Nacional de Energia Elétrica) approves the transfer of control of Terna Participações S.A., Companhia Energética de Minas Gerais — CEMIG, September 25, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64
NIRE 33300266003

MARKET ANNOUNCEMENT

This is a public announcement by Companhia Energética de Minas Gerais — Cemig, a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, and Cemig Geração e Transmissão S.A. (“Cemig GT”), a company registered with the CVM and a wholly-owned subsidiary of Cemig, in accordance with CVM Instruction 358 of January 3, 2002, as amended — informing the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange and the market in general that:

Today the regulator of Brazil’s electricity industry, Aneel (Agência Nacional de Energia Elétrica) published Authorizing Resolution Nº 2107, granting its agreement to the transfer of the stockholding control and interest held by Terna — Rete Elettrica Nazionale S.p.A. in Terna Participações S.A. (“Terna”) to Transmissora do Atlântico de Energia Elétrica S.A. (“Taesa”), a special-purpose company constituted by Cemig GT.

Terna is a holding company operating in power transmission in 11 states of Brazil through the following companies in which it holds controlling or other stockholding interests:

TSN — Transmissora Sudeste Nordeste S.A.

Novatrans Energia S.A.

ETEO — Empresa de Transmissão de Energia do Oeste S.A.

ETAU — Empresa de Transmissão do Alto Uruguai S.A.

Brasnorte Transmissora de Energia S.A.

Terna Serviços Ltda.

Immediately after the Brazilian Development Bank (BNDES) has stated its position on the transaction, a General Meeting of Stockholders of Terna will be called for completion of the transaction and election of new management. This is expected to take place in October 2009.

Belo Horizonte, September 25, 2009.

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.                                                                                       Market Announcement, Announcement of completion of public distribution of units in the first issue by Fundo de Investimento em Participações Coliseu, Companhia Energética de Minas Gerais — CEMIG, October 19, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64
NIRE 33300266003

MARKET ANNOUNCEMENT

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG, a publicly-held company with shares traded on the São Paulo, New York and Madrid stock exchanges, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. — CEMIG GT, a wholly-owned publicly-held subsidiary of CEMIG, hereby inform the Brazilian Comissão de Valores Mobiliários (CVM) (Securities Commission), the BM&F Bovespa S.A. — Bolsa de Valores, Mercadorias e Futuros and the market in general, in accordance with Instruction 358 of the Brazilian Comissão de Valores Mobiliários (CVM) (Securities Commission), of January 3, 2002, as amended, that:

The announcement of completion of the Public Distribution of Units in the First Issue by Fundo de Investimentos em Participação Coliseu (“FIP Coliseu”), structured by Banco Modal S.A., totaling R$ 1,330,000,000 (one billion three hundred and thirty million Reais), was published in the newspaper Valor Econômico today, October 19, 2009.

The public distribution of units in FIP Coliseu having been concluded, in an amount sufficient for this fund to acquire 51% (fifty one per cent) of the common shares of Terna Participações S.A. (“Terna”), it is planned to hold a meeting of the Board of Directors of Cemig GT the end of October 2009, to decide on the contractual instruments that will regulate the partnership of Cemig GT with FIP Coliseu in the acquisition of 100% of the shares in Terna held by Terna Rete Elettrica Nazionale S.p.A (“Terna S.p.A”), the subject of the Share Purchase Agreement signed on April 23, 2009 between Cemig GT and Terna S.p.A., as announced in the Material Announcement of that date, attached hereto.

The possibility of a partnership between Cemig GT and FIP Coliseu in the said acquisition was the subject of a decision by the Board of Directors of Cemig GT, on August 5, 2009, and of a decision by the General Meeting of Stockholders, held on August 26, 2009.

As a result, the date of November 3, 2009 is planned for financial settlement of the Share Purchase Agreement signed with Terna S.p.A.

Belo Horizonte, October 19, 2009

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

ATTACHMENT TO MARKET ANNOUNCEMENT

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64
NIRE 33300266003

MATERIAL ANNOUNCEMENT

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG, a publicly-held company with shares negotiated at the São Paulo, New York and Madrid stock exchanges, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. — CEMIG-GT, a wholly-owned publicly-held subsidiary of CEMIG, hereby informs the Brazilian Comissão de Valores Mobiliários (CVM) (Securities Commission), the BM&F Bovespa S.A. — Bolsa de Valores, Mercadorias e Futuros and the market at large, in accordance with Instruction 358 of the Brazilian Comissão de Valores Mobiliários (CVM) (Securities Commission), of January 3, 2002, as amended, that on April 23, 2009, CEMIG-GT, as Purchaser, and Terna - Rete Elettrica Nazionale S.p.A. (“Terna S.p.A.”), as Seller, have entered into a Share Purchase Agreement for the acquisition by CEMIG-GT of 173,527,113 common shares representing approximately 85.27% of the voting and 65.86% of the total capital of TERNA PARTICIPAÇÕES S.A., a publicly-held company with shares traded as units at the São Paulo stock exchange (“TERNA”) (the “Acquisition”). The obligations of CEMIG-GT in relation to the Acquisition are guaranteed by CEMIG.

TERNA is a holding company engaged in electricity transmission in 11 states of Brazil through the following entities controlled by it or in which it has an equity interest: TSN — Transmissora Sudeste Nordeste S.A.; Novatrans Energia S.A.; ETEO — Empresa de Transmissão de Energia do Oeste S.A.; ETAU — Empresa de Transmissão do Alto Uruguai S.A.; Brasnorte Transmissora de Energia S.A.; and Terna Serviços Ltda., which jointly have over 3,330 km of constructed transmission lines and over 386 km under construction within the Basic Grid. Therefore, for CEMIG and its shareholders, the Acquisition of TERNA represents an outstanding investment opportunity and consolidates its presence in the Brazilian electricity transmission market.

The Acquisition will be submitted to ratification by CEMIG’s General Shareholders’ Meeting, in accordance with article 256 of Law No. 6,404/76, as amended (“Law 6,404/76”), which will be called in the due course of the Acquisition. The Acquisition is further subject to certain conditions precedent, including the approval of the Brazilian Electric Energy Agency (Agência Nacional de Energia Elétrica — ANEEL) (“Prior Approvals”).

The price set forth for the Acquisition of TERNA is R$2,330,469,127.59, corresponding to R$40.29 for each unit of TERNA, each unit being equivalent to one common share and two preferred shares, and R$13.43 for each common or preferred share, provided that the amount

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

of dividends distributed by TERNA up to the closing date of the Acquisition will be deducted from such price. Subject to the satisfaction of the conditions set forth in the Share Purchase Agreement and to the Prior Approvals, the closing of the Acquisition and the payment of the purchase price are expected for September 30, 2009.

In addition, upon closing of the Acquisition, CEMIG-GT will, pursuant to the Share Purchase Agreement, carry out a Mandatory Tender Offer, on a date to be announced in due course, for the acquisition of the floating shares of TERNA with the purpose of granting to the other shareholders of TERNA equal treatment as that given to Terna S.p.A., in compliance with the by-laws of TERNA, Law 6,404/76, CVM Instruction No. 361/2002 and the Regulation of the Level 2 of Distinguished Practices of Corporate Governance (Regulamento do Nível 2 de Práticas Diferenciadas de Governança Corporativa) of BM&F Bovespa S.A. In the Mandatory Tender Offer, Terna S.p.A will sell the 10.000 units that it holds in TERNA.

The Acquisition will be submitted to the approval of the antitrust authorities, including the CADE — Conselho Administrativo de Defesa Econômica (Administrative Council of Economic Defense), within the term and in the form required under applicable law.

CEMIG and CEMIG-GT will keep their respective shareholders and the market timely and adequately informed of the completion of the Acquisition and its approval, including in respect with the withdrawal right of CEMIG shareholders, as provided in the referred article 256.

Belo Horizonte, April 23, 2009.

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

Jose Carlos de Mattos
Chief New Business Development Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.                                                                                       Reply to CVM Inquiry SEP/GEA-1 # 402/2009, dated October 6, 2009, Companhia Energética de Minas Gerais — CEMIG, October 8, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64

REPLY TO CVM INQUIRY SEP/GEA-1/N°402/09, OF OCTOBER 6, 2009

Question asked by the CVM

Explanation is requested in relation to the news published in the Economy Section of the newspaper Estado de Minas of October 6, 2009, under the headline: “Cemig about to take over Light”, which gives information on the proposal of Cemig to increase its stake in Light S.A.

Reply by CEMIG

Dear Sirs:

In response to your request in Official Letter CVM/SEP/GEA-1/N°402/09, on the news reports published in the press about a proposal of Cemig to increase its holding in Light S.A., we advise you that the official information relating to these reports was published in our Market Announcement dated September 15, 2009, duly filed with the regulatory bodies and made available on our Investor Relations website at http://ri. cemig. com. br in the “Market Notices” section.

The studies referred to in that Market Announcement naturally involve participation by the partners of RME — Rio Minas Energia Participações S.A., and in particular Equatorial Energia S.A. and Andrade Gutierrez Concessões S.A.

Cemig reiterates its commitment to the investor market to publish all and any material information, when it takes place, even if in a preliminary form.

Belo Horizonte, October 08, 2009

Yours,

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.                                                                                       Reply to CVM Inquiry SEP/GEA-1 # 416/2009, dated October 15, 2009, Companhia Energética de Minas Gerais — CEMIG, October 16, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64

REPLY TO CVM INQUIRY

CVM/SEP/GEA-1 Nº. 416/2009, OF OCTOBER 15, 2009

Question asked by the CVM

The CVM requests information in relation to the news reports, in the newspaper O Estado de São Paulo under the headline “Light is ours”, and in Veja magazine under the headline “Cemig wants to buy more”, which state that negotiations for purchase by Cemig of control of the company Light are at a conclusive phase, and give figures for amounts to be disbursed.

Reply by CEMIG

Dear Sirs:

In reply to your request, by Official Letter CVM/SEP/GEA-1 N° 416/2009 of October 15, 2009, on the press reports referred to, we advise you that, specifically in relation to a reported conclusive phase of negotiations for acquisition of Light S.A., although Cemig is engaged in a dialog with the partners of RME — Rio Minas Energia Participações S.A., and especially with Equatorial Energia S.A. and Andrade Gutierrez Concessões S.A., there is so far no concrete result or commitment, even of a preliminary nature, nor any period envisaged for conclusion of such dialog.

Cemig reiterates its commitment to the investor market to publish all and any material information, when it arises, even if in a preliminary form.

Belo Horizonte, October 16, 2009

Yours,

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.                                                                                       Reply to BM&FBovespa Inquiry GAE 2234/09, dated October 7, 2009, Companhia Energética de Minas Gerais — CEMIG, October 8, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64

REPLY TO BOVESPA INQUIRY GAE-2234/09, OF OCTOBER 7, 2009

Question asked by BM&F BOVESPA

We request information in relation to the news report in Valor Econômico newspaper of October 7, 2009, under the headline “Cemig aims to buy control of Light by the end of this month”, and such other information as may be considered important.

Reply by CEMIG

Dear Sirs:

In response to your request, through Official Letter GAE-2234/09, about press reports relating to a possible proposal by Cemig to increase its equity holding in Light S.A., we advise you that we have today filed a Market Announcement with the intention of providing the due explanations to the investor market.

Cemig reiterates its commitment to the investor market to publish all and any material information, when it takes place, even if in a preliminary form.

Belo Horizonte, October 08, 2009

Yours,

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.                                                                                 Republication of Announcement of Commencement of Public Distribution of Commercial Promissory Notes of the Third Issue, Cemig Geração e Transmissão S.A., September 29, 2009

REPUBLICATION OF THE ANNOUNCEMENT
OF COMMENCEMENT OF PUBLIC DISTRIBUTION OF
COMMERCIAL PROMISSARY NOTES
OF THE THIRD ISSUE BY

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed Company – CVM n° 02032-0
CNPJ n.° 06.981.176/0001-58 – NIRE 0623221310098
Av. Barbacena 1200, 12th floor, B1 Wing, Santo Agostinho
30190-131, Belo Horizonte, Minas Gerais, Brazil

ISIN Code: BRCMGTNPM023

Risk rating: Fitch ‘F1+(bra)’

Managers:

BB BANCO DE INVESTIMENTO S.A. IS THE LEAD MANAGER

CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“the Issuer” or “the Company”), BB BANCO DE INVESTIMENTO S.A. (“BB-BI” or “the Lead Manager”), CAIXA ECONÔMICA FEDERAL (“Caixa”), HSBC CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. (“HSBC”), BANCO VOTORANTIM S.A (“Votorantim”), BES INVESTIMENTO DO BRASIL S.A. – BANCO DE INVESTIMENTO (“BES”), and BANCO BTG PACTUAL S.A. (formerly named Banco UBS PACTUAL S.A) (“BTG Pactual” – and when referred to jointly with the Lead Manager, Caixa, HSBC, Votorantim and BES, “the Managers”) hereby inform the public of the commencement of public distribution (“the Offering” or “the Issue”) of 270 (two hundred and seventy) commercial promissory notes of the third issue by the Issuer, all nominal and physically issued, in a single series, with Nominal Unit Value of R$ 10,000,000.00 (ten million Reais) on the Issue Date (“the Promissory Notes”), making up a total of:

R$ 2,700,000,000.00

In this document, terms beginning with capital letters shall have the meanings attributed to them herein, even if subsequently to their use.

1. CORPORATE DECISIONS

The Issue was decided and approved in meetings of the Board of Directors of the Company held on July 23, 2009 and August 27, 2009, the minutes of which were filed with the Commercial Board of the State of Minas Gerais (“JUCEMG”) on September 3 and 8, 2009, under numbers 4189606 and 4191508 respectively, and published, on December 9, 2009 in the Official Gazette of the State of Minas Gerais, and in the newspapers “Valor Econômico – Edição Nacional” and “O Tempo”, in accordance with sub-clause “m”, of Clause 12, of its Bylaws, and under CVM instruction 134, of November 1, 1990, as amended (“CVM Instruction 134”), CVM instruction 155, of August 7, 1991, as amended (“CVM Instruction 155”), CVM Instruction 400, of December 29, 2003, as amended (“CVM Instruction 400”) and CVM Instruction 429, of March 22, 2006, as amended (“CVM Instruction 429”).

2. INFORMATION ABOUT THE OFFERING

2.1. Total Value of the Issue

The total value of the Issue is R$ 2,700,000,000.00 (two billion, seven hundred million Reais).

2.2. Number of Promissory Notes

The Issue comprises 270 (two hundred and seventy) Promissory Notes.

2.3. Nominal Unit

The nominal unit value of the Promissory Notes is R$ 10,000,000.00 (ten million Reais) (“the Nominal Unit Value”), on the Issue Date.

2.4. Series

The Promissory Notes will be issued in a single series.

2.5. Remuneration

The Nominal Value of the Promissory Notes will not undergo monetary updating. Interest shall accrue on the Nominal Unit Value of the Promissory Notes at the rate of 113% (one hundred and thirteen per cent) of the average DI (Interbank Deposit) “over extra grupo” rate for one day, expressed in the form of a percentage per year, on the 252(two hundred and fifty two)-business-days basis, calculated and published daily by Cetip S.A. – Organized Over-the-counter Assets and Derivatives Market (“Cetip”) in the daily information bulletin available on its website (http://www.cetip.com.br) (respectively, “the DI Rate” and “the Remuneration”). The Remuneration shall be calculated exponentially and cumulatively, pro rata temporis, by Business Days elapsed, applying to the Nominal Unit Value of each Promissory Note, from the date of its actual subscription and paying-up up to the respective Maturity Date, obeying the following formula:

J = VNe×(FatorJuros–1)

where:

J =	Unit value of the remuneratory interest, calculated to 6 (six) decimal places without rounding, payable at the end of the Capitalization Period.
VNe =	Nominal Value of the issue, informed/calculated with 6 (six) decimal places without rounding.
Fator Juros =

Product of the DI rates, augmented exponentially by a percentage factor, from the date of start of the Capitalization Period, inclusive, up to the date of termination of the Capitalization Period, exclusive, calculated to 8 (eight) decimal places, with rounding, calculated as follows:

where:

n =	a whole number, the total number of DI rates used in the updating of the asset.
P =	113.0000 (one hundred and thirteen)
TDIk =	The DI rate, expressed daily, calculated to 8 (eight) decimal places with rounding, as follows:

where:

DIk =	DI Rate published by CETIP, valid for 1 (one) Business Day (overnight), used with two decimal places.

“Capitalization Period”: means the interval of time that begins on the Issue Date inclusive and ends on the day of payment of the Nominal Unit Value of the Promissory Note, exclusive, augmented by the Remuneration.

If, at any time during the period of validity of the Promissory Notes the DI Rate is not published, the last previous DI Rate available shall be applied, and no compensation shall be due between the Issuer and the holders of the Promissory Notes at the time of the subsequent publication of the DI Rate, which would be applicable.

If the DI Rate ceases to be published for a period of more than 10 (ten) days, or if it is abolished or if there is legal impossibility of application of the DI Rate to the Promissory Notes, then such legal parameter as comes to be determined, if any, shall be used in substitution for it. If there is no substitute legal parameter for the DI Rate, the weighted average remuneration of Brazilian short-term federal public securities, at the time of such verification, such as have been traded in the prior 30 (thirty) days, with maturity of com 180 (one hundred and eighty) days, shall be used.

For the purposes of the Issue, the expression “Business Day(s)” means any day, with the exception of Saturdays, Sundays and national holidays.

2.6. Guarantee

The Promissory Notes shall have the guarantee of Companhia Energética de Minas Gerais – Cemig (“the Guarantor”), as approved in meetings of the Guarantor’s Board of Directors, held on July 23, 2009 and August 27, 2009, the minutes of which were filed at JUCEMG on August 27 and September 4, 2009, respectively, under the numbers 4186137 and 4190555, respectively, and published, on September 3 and 9, 2009, respectively, in the Official Gazette of the State of Minas Gerais and in the newspapers “Valor Econômico – Edição Nacional” and “O Tempo”.

2.7. Issue Date

For all purposes and effects, the date of issue of the Promissory Notes shall be the date of their actual subscription and paying-up (“the Issue Date”).

2.8. Subscription Price and Form of Paying Up

The Promissory Notes shall be subscribed at their Nominal Unit Value (“the Subscription Price”), and shall be paid up, at sight, in Brazilian currency, simultaneously with subscription. The Promissory Notes shall be subscribed and paid up through the NOTA Commercial Notes Module system (“NOTA”), managed and operated by Cetip.

2.9. Placement Period

The public placement of the totality of the Promissory Notes under the regime of firm guarantee will begin on the Business Day immediately following the granting of the registry of the Offering by the CVM and take place by December 30, 2009, subject to the other provisions herein, and also those contained in the Agreement for Coordination, Placement and Public Distribution under the Firm Guarantee Subscription Regime of Commercial Promissory Notes of the Third Issue of the Issuer, signed on September 4, 2009, and amended on September 28, 2009, between the Company, the Lead Manager, Caixa and HSBC (“the Distribution Agreement”), and the private instruments of subscription to the Distribution Contract, entered into between the Managers, and the Issuer and the Guarantor as consenting parties, as amended (“the Terms of Subscription to the Distribution Contract”).

2.10. Form

The Promissory Notes shall be nominal, physically issued and shall be deposited in an institution qualified for the provision of services of custody, namely, Banco Bradesco S.A. (“the Mandated Bank”), and, for all purposes of law, the ownership of the Promissory Notes shall be proven by statement of the deposit account issued by the Mandated Bank, and, additionally, for the Promissory Notes registered with Cetip, the Mandated Bank shall issue an asset position report, accompanied by a statement in the name of the owners of the Promissory Notes issued by the financial institution responsible for the custody of the Promissory Notes. The Promissory Notes shall circulate by “crossed endorsement” (endosso em preto), of mere transfer of ownership.

2.11. Use of the Funds

The proceeds of the public distribution of the Promissory Notes of the 3rd Issue will be allocated by the Issuer to injection of capital into Transmissora do Atlântico de Energia Elétrica S.A. (“TAESA”) for that company to use these funds for the acquisition of approximately 85.3% (eighty five point three per cent) of the common shares of Terna Participações S.A. (“TERNA”) owned by Terna Rete Elettrica Nazionale S.p.A. (“Terna S.p.A.”), and for the realization of a public offering to acquire the shares of TERNA in circulation held by minority stockholders, for the purpose of ensuring for these stockholders treatment on equal terms with that given to Terna S.p.A. (controlling stockholder) (“the Public Offer to Purchase Shares”), in accordance with the applicable regulations (“the Acquisition of TERNA”). Alternatively, if the Acquisition of TERNA is realized by the Issuer in partnership with an FIP investment fund, the proceeds of the public distribution of Promissory Notes will be allocated by the Issuer as follows: (a) up to R$ 1,150,000,000.00 (one billion, one hundred fifty million Reais), or approximately 43% (forty three per cent) of the total value of the Issue, will be allocated to the injection of capital into TAESA for it then to use these funds for the acquisition of 49% (forty nine per cent) of the common shares of TERNA owned by Terna S.p.A.; (b) up to R$ 1,050,000,000.00 (one billion and fifty million Reais), or approximately 39% (thirty nine per cent) of the total value of the Issue, will be allocated to injection of capital into TAESA, for it to use these funds in making the Public Offer to Purchase Shares; and (c) the rest of the proceeds of the Issue will be allocated to replenishment of the cash of the investments already made in 2009 by the Issuer, and implementation of the Issuer’s investment plan, including the investments described below.

Investments	Amount (R$ million)
Acquisition of interests in wind power generating farms	220.0
Injection of capital into EBTE (Empresa Brasileira de Transmissão de Energia S.A.)	52.1
Injection of capital into Hidrelétrica Pipoca S.A.	12.5
Injection of capital into Madeira Energia S.A.	42.8
Injection of capital into Guanhães Energia S.A.	23.7
Capital expenditure investments	225.0
TOTAL	576.1

2.12. Early Redemption

Under Article seven, paragraph two, of CVM Instruction 134, the Issuer may at any time, at its exclusive option, carry out early redemption, in whole or in part, of the Promissory Notes in circulation, without payment of any premium to the owners of the Promissory Notes, in accordance with the following procedures (“Early Redemption”).

(a)       Early Redemption shall be carried out upon disclosure of a notice to the holders of the Promissory Notes (“Redemption Notice”), to be published in the newspapers used for disclosure of the Issuer’s Corporate Information, indicated in the Term Sheet (as defined below), and on the Promissory Notes themselves, with a minimum notice of 5 (five) Business Days from the date of the actual redemption, and the Issuer must indicate in the Redemption Notice the date, place of realization, procedure for redemption and the amount to be redeemed.

(b)      Early redemption, total or partial, shall be made at the Nominal Unit Value of the Promissory Notes augmented by the Remuneration, calculated pro rata temporis form the Issue Date to the date of actual redemption.

(c)       In the event of the Issuer deciding upon partial Early Redemption, the lottery-draw criterion shall be adopted, carried out on the basis of the number of each Promissory Note, in accordance with Article 55, Paragraph 1, of Law 6404 of December 15, 1976.

In the case of sub-item “c” above the Issuer shall be responsible for organizing the lottery draw and shall advise the holders of the Promissory Notes thereof in the Redemption Notice. Holders of the Promissory Notes or their duly authorized attorneys may be present at the lottery draw for this purpose.

When subscribing, paying up or acquiring the Promissory Notes the holders of the Promissory Notes shall grant their express consent to the Early Redemption, in accordance with the present item, in advance, in the terms of Article 7, Paragraph 2 of CVM Instruction 134.

All the costs arising from the Early Redemption as provided for herein shall be borne in their totality by the Issuer.

2.13. Maturity Period

The period of maturity of the Promissory Notes shall be 180 (one hundred and eighty) days, from the subscription date (“the Maturity Date”).

2.14. Early Maturity Events

2.14.1. Subject to the provisions of items 2.14.2 and 2.14.3 below, any holder of the Promissory Notes may declare all the obligations arising from the Promissory Notes which it holds to be due and payable, and demand immediate payment, by the Issuer and/or by the Guarantor, of the Nominal Unit Value of the Promissory Notes, augmented by the Remuneration and the charges, pro rata temporis, from the Issue Date, by letter delivered with advice of receipt or letter posted with advice of receipt addressed to the head office of the Issuer and/or of the Guarantor, in any of the following events:

(a)       decree of bankruptcy, dissolution and/or liquidation of the Issuer and/or the Guarantor, or application for judicial recovery or out-of-court reorganization or a bankruptcy formulated by the Issuer and/or by the Guarantor, or, further, any analogous event that characterizes a state of insolvency, including an agreement with creditors, in accordance with the applicable legislation;

(b)      legitimate and reiterated protest proceedings on securities against the Issuer and/or against the Guarantor, the unpaid value of which, individually or in aggregate, is more than R$ 50,000,000.00 (fifty million Reais) unless the protest proceedings have been lodged in error or due to bad faith of third parties, provided this is validly proven by the Issuer and/or by the Guarantor (as applicable), or if cancelled or if validly contested in court, in any event, within a maximum period of 30 (thirty) calendar days from the date of the obligation becoming due;

(c)       early redemption of any pecuniary obligation of the Issuer and/or of the Guarantor arising from default on an obligation to pay any individual or aggregate amount greater than R$ 50,000.000.00 (fifty million Reais) or its equivalent in other currencies;

(d)      change, transfer or assignment, direct or indirect, of the stockholding control of the Issuer and/or of the Guarantor, without the prior consent of holders of Promissory Notes representing at least 75%

(seventy five percent) of the Promissory Notes in Circulation, unless this takes place by order of a court;

(e)     absorption of the Issuer and/or of the Guarantor by another company, or split or merger of the Issuer and/or of the Guarantor, unless this takes place by order of a court;

(f)      privatization of the Issuer and/or of the Guarantor;

(g)     termination, for any reason, of any of the concession contracts held by the Issuer and /or by the Guarantor such as represent an adverse material impact on the Issuer’s and/or the Guarantor’s payment capacity; or

(h)     default unjustified by the Issuer and/or by the Guarantor, or absence of legal and/or court measures required for the non-payment of any debt or any obligation to pay, under any agreement to which it/they are a party as borrower or Guarantor, the value of which, individually or in aggregate, is greater than R$ 50,000,000.00 (fifty million Reais) or its equivalent in other currencies.

2.14.2. For the purposes of sub-item (f) above, privatization is defined as an event in which the present direct controlling stockholder of the Issuer, the Guarantor, directly or indirectly ceases to hold the equivalent of, at least, 50% (fifty percent) plus one share of the total of the shares representing the Issuer’s voting stock, and/or the entity currently controlling the Guarantor, the Government of the State of Minas Gerais, directly or indirectly ceases to hold the equivalent of, at least, 50% (fifty percent) plus one share of the total of the shares representing the voting capital of the Guarantor. Occurrence of any of the vents specified in sub-items (a) and (c) above shall result in immediate early maturity of the Promissory Notes, independently of any consultation with holders of the Promissory Notes.

2.14.3. In any other event than those specified in item 2.14.2 above, a General Meeting of Holders of the Promissory Notes must be held, within 48 (forty-eight) hours from the date on which any of the holders of the Promissory Notes becomes aware of the event, to decide on non-declaration of early maturity of the Promissory Notes, which shall be decided by holders of the Promissory Notes representing at least 2/3 (two-thirds) of the Promissory Notes in circulation of the Issuer.

2.14.4. Subject to the provision above, and those in the other documents of the Issue, in the event of early maturity of the Promissory Notes, the Issuer undertakes to redeem the Promissory Notes in their entirety, and subsequently cancel them, undertaking to pay the Nominal Unit value of the Promissory Notes in circulation, augmented by the remuneration calculated pro rata temporis from the Issue Date, and any other charges owed by the Issuer under the terms of the Promissory Notes, in up to 3 (three) Business Days, from the date of receipt, by the Issuer, of a written communication referred to in the head paragraph of item 2.14.1 of this Commencement Announcement, on penalty, if it does not do so, of being obliged, further, to pay the arrears charges specified in item 2.19 of this Commencement Announcement.

2.15. Placement Regime

The Managers shall carry out the public placement of the Promissory Notes under the regime of firm guarantee of subscription, in obedience to the terms of the Distribution Agreement, and the Terms of Subscription to the Distribution Contract.

2.16. Trading

The Promissory Notes shall be traded in the secondary market, through NOTA, transactions being settled in the Cetip.

2.17. Place of Payment

The payments relating to the Promissory Notes shall be made in accordance with the procedures of Cetip, for the Promissory Notes registered in the NOTA or, for the holders of Promissory Notes that are not linked to that system, at the Issuer’s head office.

2.18. Payment of the Remuneration and of the Nominal Unit Value

The payments of the Nominal Unit Value and of the Remuneration relating to the Promissory Notes shall be made by the Issuer to the holders of the Promissory Notes on the Maturity Date.

2.19. Arrears charges

If there is non-punctuality in the payment of any amount payable to the holders of the Promissory Notes, the debits in arrears shall be subject to: (a) arrears interest calculated from the date of default up to the date of actual payment, at the rate of 1% (one per cent) per month, on the amount due and unpaid, independently of any advice, notification, or court or out-of-court action; and (b) an arrears penalty payment by agreement, irreducible and of a compensatory nature, of 2% (two per cent) on the amount due and unpaid. The arrears charges specified shall apply as from the default or from the declaration of early maturity of the Promissory Note.

2.20. Target Public

The Offering shall be destined to investment funds, including those investment funds whose unit holders are not considered qualified investors, under Article 109 of CVM Instruction 409 of August 18, 2004 (“CVM Instruction 409”), and also other investors characterized as qualified investors under Article 109 of CVM Instruction 409.

2.21. Inappropriateness of the Offering

The Promissory Notes are appropriate for investors who are familiar with investments of this type and who seek short-term investment.

The Promissory Notes are not appropriate to investors who: (i) seek medium and long-term returns; (ii) need liquidity, in view of the possibility of there being few or no transactions in the Promissory Notes in the secondary market; (iii) are not disposed to run the credit risk of a private-sector company; and/or (iv) do not have the capacity to understand and assume the risks inherent in investment in the Promissory Notes. Investors should read the section “Risk Factors” contained in the summary information in the Offering in accordance with Annex I of CVM Instruction 155 (“the Term Sheet”).

2.22. Form of Pricing

The Promissory Notes will be offered to investors in accordance with the Remuneration mentioned above, without price formation mechanisms.

2.23. Extension of Periods

If the maturity coincides with the date on which there is not a normal commercial working day or bank working day in the location of payment of the Promissory Notes, the periods relating to payment of any obligation relative to the Promissory Notes shall be considered extended to the next subsequent Business Day, without any increase in the amounts payable, except in cases where the payments are to be made by Cetip, in which case the extension shall take place only when the date of payment coincides with a national holiday, a Saturday or a Sunday.

2.24. Proof of Limits

The Offering does not need to obey the limits specified in Articles 3 and 4 of CVM Instruction 134, under the dispensation in Article 1, sub-item III, of CVM Instruction 155.

3. STATEMENT BY THE COMPANY AND THE LEAD MANAGER

3.1. In the terms of the applicable regulations, the Issuer is responsible for the truth of the information contained in this Commencement Announcement, and also such information as is supplied to the market at the time of the Automatic Registry and the public placement, and declares that such information is true, correct, consistent and sufficient, as per a declaration given by the Issuer in accordance with the provisions of Item 7 of the Annex to CVM Instruction 155, and Article 56 of CVM Instruction 400.

3.2. The Lead Manager warrants that it has taken all the necessary care and acted with high standards of diligence to ensure that all the information supplied to the market at the time of the Automatic Registry and the public placement is true, consistent, correct and sufficient, in the terms of the statement given by the Lead Manager in accordance with Item 7 of the Annex to CVM Instruction 155 and Article 56 of CVM Instruction 400.

4. DISTRIBUITION PROCEDUIRE

4.1. The public placement of the Promissory Notes shall only begin, in the terms of Article 3 of CVM Instruction 429, after a period of 5 (five) Business Days (“Automatic Registry”) from: (i) the filing of the application for registry at the CVM; (ii) republication of this Commencement Announcement; and (iii) availability of the Term Sheet to investors.

4.2. If the CVM does not grant the Automatic Registry, the terms and conditions of this Issue shall remain in effect, however, the period of 5 (five) Business Days referred to in item 4.1 above shall be replaced by the periods referred to in CVM Instruction 134 and the term “Automatic Registry” shall be replaced by “Registry”, understood to mean “granting of the registry of the Issue by the CVM”.

4.3. The distribution plan prepared by the Managers, with the express consent of the Issuer, shall take into consideration the relationships with clients and other considerations of a commercial or strategic nature of the Managers, save that, however, the Managers shall ensure the appropriateness of the investment to the risk profile of their clients, and also fair and equitable treatment to investors, in the terms of Paragraph 3 of Article 33 of CVM Instruction 400.

4.4. The placement shall be public, without any advance reservations nor minimum nor maximum lots, independently of chronological order. The placement of the Promissory Notes in the primary market shall be carried out in accordance with the procedures of NOTA, and also the distribution plan herein described.

4.5. No fund to sustain liquidity shall be constituted nor any contract signed for guarantee of liquidity for the Promissory Notes.

4.6. No type of discount shall be given by the Managers to investors interested in acquiring the Promissory Notes.

4.7. No agreement to stabilize the price of the Promissory Notes shall be signed.

4.8. Subject to the provisions of the applicable regulations, the Managers shall carry out the public distribution of the Promissory Notes in such a way as to ensure: (a) that the treatment given to investors is fair and equitable; and (b) that the investment is appropriate to the risk profile of their clients, in the terms of Paragraph 3 of Article 33 of CVM Instruction 400.

4.9. In accordance with the option specified in Article 1 of CVM Instruction 155 there shall not be, for the purposes of this Offering, use of a prospectus nor of any advertising material destined for public disclosure, other than the present Commencement Announcement, the announcement of closing of distribution of the Promissory Notes, and the Term Sheet.

5. RISK CLASSIFICATION

The agency Fitch Ratings Brasil Ltda. was contracted, and has attributed the risk classification ‘F1+(bra)’to the Promissory Notes of this Offering.

6. LOCATIONS FOR ACQUISITION OF THE PROMISSORY NOTES

Those interested in acquiring the Promissory Notes may contact the Lead Manager and the other Managers of the Offering at the following addresses:

BB–Banco de Investimento S.A.

Rua Senador Dantas, n° 105, 36° andar,

Centro,

20031-923 Rio de Janeiro, RJ, Brazil

Att: Mr. Paulo Laranjeira / Mrs. Patricia Romano

Telephone: (21) 3808-3603 / (11) 3149-8504 / (11) 3149-8505

Fax: (11) 3149-8529

E-mail: paulolaranjeira@bb.com.br / patriciaromano@bb.com.br

Website: www.bb.com.br/ofertapublica

Caixa Econômica Federal

Avenida Paulista, n° 2300, 12° andar

Cerqueira César,

01310-300 São Paulo, SP, Brazil

Att: Mr. Alexandre Parisi / Mr. Paulo Fernando Dutra Moraes

Telephone: (11) 3555-6200

Fax: (11) 3555-9599

E-mail: alexandre.parisi@caixa.gov.br / paulo.f.moraes@caixa.gov.br

Website: http://www.caixa.gov.br/download/index.asp > Select Capital Markets >> Current Offerings >>

CEMIG Geração Transmissão – 3rd Issue of Promissory Notes – 2009

HSBC Corretora de Títulos e Valores Mobiliários S.A.

Avenida Brigadeiro Faria Lima, n° 3064, 4° andar

01451-000 São Paulo, SP, Brazil

Att: Mr. Antonio Marques de Oliveira Neto

Telephone: (11) 3847-5078

Fax: (11) 3847-9818

E-mail: antonio.m.oliveira@hsbc.com.br

Website: www.hsbc.com.br/1/2/portal/pt/para-sua-empresa/investimento/operacoes-especiais/operacoes-especiais-mais-informacoes

Banco Votorantim S.A.

Avenida das Nações Unidas, n° 14.171, 16° andar, Torre A

04794-000 São Paulo, SP, Brazil

Att. Mr. Roberto Roma

Telephone: (11) 5171-2612

Fax: (11) 5171-2656

E-mail: roberto.roma@bancovotorantim.com.br

Website: www.bancovotorantim.com.br/solucao/s_underwriting.jsp

BES Investimento do Brasil S.A. – Banco de Investimento

Avenida Brigadeiro Faria Lima, n° 3.729, 6° andar

Itaim Bibi,

04538-905 São Paulo, SP, Brazil

Att: Mr. Marcio Pepino

Telephone: (11) 3074-7443

Fax: (11) 3074-7462

E-mail: mpepino@besinvestimento.com.br

Website: www.besinvestimento.com.br/emissoes

Banco BTG Pactual S.A.

Avenida Brigadeiro Faria Lima, n° 3729, 9° andar

04538-133 São Paulo, SP, Brazil

Att: Mr. Daniel Vaz

Telephone: (11) 3383-2576

Fax: (11) 3383-2474

E-mail: daniel.vaz@btg.com

Website: http://www.btgpactual.com/home/ib/pt/capitalmarkets.aspx

7. ADDITIONAL INFORMATION

The Term Sheet relating to the present Offering is available at the head office and on the web page of the Managers, at the addresses indicated in item 6 above, of the Issuer, (http://v3.cemig.infoinvest.com.br/ptb/s-56-ptb.html), of the CVM (http://www.cvm.gov.br), and of CETIP (http://www.cetip.com.br).

For further information on the Offering and the Promissory Notes interested parties should visit the head office of the Lead Manager, at the address indicated in item 6 above, or, further, the CVM, CETIP or the head office of the Issuer, at the addresses indicated below:

Comissão de Valores Mobiliários – CVM	Cetip - Organized Over-the-counter Assets and Derivatives Market
Rua Sete de Setembro, n.° 111, 5° andar 20050-901 Rio de Janeiro, RJ, Brazil	Rua Líbero Badaró, 425, 24° andar 01009-000 São Paulo, SP, Brazil

Rua Cincinato Braga, 340 – 2°, 3° e 4° andares 01333-010 São Paulo, SP, Brazil

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Avenida Barbacena, 1200, 12° andar, ala B1, Bairro Santo Agostinho,

Belo Horizonte – MG

Att: Mr. Cristiano Corrêa de Barros

Telephone: (31) 3506-4999

Fax: (31) 3506-5068

E-mail: cbarros@cemig.com.br

Website: http://cemiggt.infoinvest.com.br

Date of commencement of the Offering: After 5 (five) Business Days from September 30, 2009, the date of republication of this Commencement Announcement (the Announcement was previously published on September 10, 2009, and is republished due to a change in the Placement Period for the Promissory Notes), as referred to in item 4.1 above, subject to the terms of item 4.2 above. The application for registry of the Issue was first filed with the CVM on September 9, 2009, and for the second time on September 30, 2009, in accordance with CVM Instruction 429.

“Registration of this distribution with the Securities Commission (CVM) has the purpose only of guaranteeing access to the information that will be provided by the Issuer at the request of subscribers at the location mentioned in this Commencement Announcement, and does not imply, on the part of the CVM, guarantee of the truthfulness of the information, nor any judgment as to the quality of the Issuing Company, or about the Promissory Notes to be distributed.”

READ THE TERM SHEET BEFORE ACCEPTING THE OFFERING

The present Public Offer or program was prepared in accordance with the rules for Regulation and Best Practices of ANBID for Public Offers for distribution and acquisition of securities, thus complying with the minimum standards of information required by ANBID, and ANBID has no responsibility for the said information, nor for the quality of the Issuer and/or the Offering party/ies, nor of the participating institutions nor of the securities that are the subject of the present Public Offer/program. This seal does not imply an investment recommendation. Prior registration or analysis of this distribution does not imply, on the part of ANBID, a guarantee of the veracity of the information provided nor any judgment on the quality of the issuing company nor the securities to be distributed.